SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20059



                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 9)





NAME OF ISSUER:    Intergraph Corporation


TITLE OF CLASS OF SECURITIES:          Common Stock




CUSIP NUMBER:      458683-109





Check the following box if a fee is being paid with this
statement: [    ]








CUSIP NO.  458683-109



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting      366,000
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting          0
                        Power

                   (7)  Sole
                        Dispositive      382,000
                        Power

                   (8)  Shared
                        Dispositive        2,000
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   7,008,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented     15.40
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)



CUSIP NO.  458683-109



(1)   Names of Reporting Persons       BOSTON SAFE DEPOSIT AND
                                       TRUST COMPANY
      SS or IRS Identification Nos.         IRS No. 04-1107280
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting       55,000
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting          0
                        Power

                   (7)  Sole
                        Dispositive       55,000
                        Power

                   (8)  Shared
                        Dispositive        1,000
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   6,680,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented     14.68
      by Amount in Row (9)


(12)  Type of Reporting Person         BK
      (See Instructions)




CUSIP NO.  458683-109



(1)   Names of Reporting Persons       INTERGRAPH CORPORATION
                                       STOCK BONUS PLAN & TRUST
      SS or IRS Identification Nos.         IRS No. 63-0573222
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting    0
Beneficially            Power
Owned by Each
Reporting Person
With               (6)  Shared Voting  0
                        Power

                   (7)  Sole
                        Dispositive    0
                        Power

                   (8)  Shared
                        Dispositive    0
                        Power


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person   6,624,000*
      * See Exhibit II (A) and (C)


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented     14.56
      by Amount in Row (9)


(12)  Type of Reporting Person         EP
      (See Instructions)




               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)         Name of Issuer:

                  Intergraph Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

                  Huntsville, AL  35894-0001

Item 2 (a)   Name of Person Filing:

                  Mellon Bank Corporation and Subsidiaries
                  (including but not limited to the
                  Subsidiaries of The Boston Company, Inc.) as listed on Exhibit I

Item 2(b)    Address of Principal Business Office, or if None,
             Residence:

                  Mellon Bank Corporation
                  One Mellon Bank Center
                  Pittsburgh, Pennsylvania  15258

Item 2(c)    Citizenship:

                  United States

Item 2(d)    Title of Class of Securities:

                  Common Stock

Item 2(e)    CUSIP Number:

                  458683-109

Item 3       If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:

             (a)  [ ]   Broker or Dealer registered under
                        Section 15 of the Act.
             (b)  [x]   Bank as defined in Section 3(a)(6) of
                        the Act.


SCHEDULE 13G  (Continued)


             (c)  [ ]   Insurance Company as defined in Section
                        3(a)(19) of the Act.
             (d)  [ ]   Investment Company registered under
                        Section 8 of the Investment Company Act.
             (e)  [ ]   Investment Advisor registered under
                        Section 203 of the Investment Advisers
                        Act of 1940.
             (f)  [x]   Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of
                        the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F).
             (g)  [x]   Parent Holding Company, in accordance
                        with Section 240.13-d(1)(b)(ii)(G).
                        (Note:  See Item 7)
             (h)  [ ]   Group, in accordance with Section
                        240.13d(1)(b)(ii)(H).

Item 4  Ownership:

        (a)  Amount beneficially owned:           7,008,000*
             * See Exhibit II (A) and (C)

        (b)  Percent of class:                    15.40

        (c)  Number of shares as to
             which person has:

          (i)     Sole power to vote or
                  to direct the vote:               366,000

         (ii)     Shared power to vote
                  or to direct the vote:                  0

         (iii)    Sole power to dispose
                  or to direct the
                  disposition of shares:            382,000

         (iv)     Shared power to dispose
                  or to direct the
                  disposition of shares:              2,000

Item 5  Ownership of Five Percent or Less of a Class:

             N/A


SCHEDULE 13G  (Continued)


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             This statement is being filed to correct the statement filed February 10, 1994, from which 6,624,000 shares were omitted due to a systems reporting error. All of the securities are beneficially owned by Mellon Bank Corporation and subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 1. Employee Stock Bonus Plan and Trust: 14.56%.

Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             This Schedule is filed on behalf of Mellon Bank
             Corporation and Subsidiaries (including but not limited to the Subsidiaries of The Boston
             Company,Inc.) as noted on Exhibit I.

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 5, 1994

MELLON BANK CORPORATION


________________________
By /s/ Michael E. Bleier
   Michael E. Bleier
   General Counsel



BOSTON SAFE DEPOSIT AND TRUST COMPANY


_______________________
By /s/ Stephen A. Yoder
   Stephen A. Yoder
   Assistant General Counsel



BOSTON SAFE DEPOSIT AND TRUST COMPANY
AS TRUSTEE OF THE INTERGRAPH CORPORATION
STOCK BONUS PLAN AND TRUST


_______________________
By /s/ Stephen A. Yoder
   Stephen A. Yoder
   Assistant General Counsel




                           EXHIBIT I



The shares reported on the attached Form 13G are held by the following Subsidiaries of Mellon Bank Corporation (including but not limited to the Subsidiaries of The Boston Company, Inc.) as marked (X):


(A)     (X)  Boston Safe Deposit and Trust Company
        (X)  Boston Safe Deposit and Trust Company of California
             Boston Safe Deposit and Trust Company of New York
        (X)  Mellon Bank, N.A.
             Mellon Bank (Delaware) National Association
             Mellon Bank (MD)


(B)          Franklin Portfolio
             Laurel Capital Advisors
        (X)  Mellon Capital Management Corporation
             Mellon Equity Associates
             The Boston Company Advisors, Inc.
             The Boston Company Financial Strategies, Inc.
             The Boston Company Institutional Investors, Inc.



        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."




                           EXHIBIT II



(A) Boston Safe Deposit and Trust Company is the trustee of the issuer's employee benefit plan (the "Plan") which is subject to ERISA. The securities reported include all shares held of record by Boston Safe Deposit and Trust Company as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.



(B) This number includes securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days.



(C) The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its subsidiaries and affiliates, including Mellon Bank, N.A., are, for the purposes of this Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.



                          EXHIBIT III

                               to

                          SCHEDULE 13G

                           under the

                Securities Exchange Act of 1934



The Boston Company, Inc. and its various subsidiaries (collectively referred to as "TBC"), One Boston Place, Boston, Massachusetts hereby disclaim beneficial ownership of the securities referred to in the Schedule 13G to which this
Exhibit is attached, and the filing of this Schedule 13G shall not be construed as an admission that TBC is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this
Schedule 13G.

Pursuant to Rule 13d-1(f)(1) and subject to the proceeding disclaimer, TBC affirms it is individually eligible to use
Schedule 123G and agrees that this Schedule is filed on its behalf, and authorizes the General Counsel, any Assistant General Counsel and any Associate Counsel of Mellon Bank Corporation, each with power to act singly, to file and sign this statement on behalf of TBC.




                                 THE BOSTON COMPANY, INC.



                                 By:/s/Charles C. Cutrell, III
                                 Name: Charles C. Cutrell, III
                                 Title: Counsel